UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-41401

Prenetics Global Limited

Unit 703-706, K11 Atelier King’s Road
728 King’s Road, Quarry Bay
Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

EXPLANATORY NOTE

On July 11, 2024, Prenetics Global Limited (the “Company”) issued a press release announcing that David Beckham has become a strategic investor in the Company, and that David Beckham and the Company are co-founding partners for IM8, a new health and wellness brand. A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K. In addition, a copy of the share subscription agreement between the Company and DB Ventures Limited is furnished as Exhibit 10.26.

EXHIBIT INDEX

Exhibit 99.1 – Press Release
Exhibit 10.26 – Share Subscription Agreement between the Company and DB Ventures Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: July 11, 2024

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